Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

New American Arriving

Arrivals

Arrivals def. Creating a Premier Global Carrier

American Airlines & US Airways Merger Update Publication

Feb. 20, 2013
Issue 1

Welcome to *Arrivals*!

Welcome to our inaugural issue of *Arrivals*, a new weekly newsletter that will provide updates and insights about our merger with American Airlines. Over the next few months, *Arrivals* will be an important resource for information about the merger process, as well as features and fun facts that will help you get to know the new American. This is an exciting time and we're looking forward to sharing it with you.

Launch day arrives with success

The US Airways and American teams spent a great Valentine's Day around the country talking to employees, elected officials, travelers and other key stakeholders about the transaction. We've been very pleased with the support the merger has received so far. People both inside and outside US Airways recognize the compelling rationale of our combination and the significant benefits it can deliver to all stakeholders. Here are some highlights from the tour:

Dallas — Doug and Tom share the spotlight

CEO **Doug Parker** and American Airlines CEO Tom Horton co-hosted an investor call and press conference to discuss the merger on Thursday, Feb. 14. The pair shared the press conference stage and media interviews that morning. Doug will become CEO of the new American Airlines while Tom will serve as Chairman of the combined airline's Board of Directors until the first annual meeting of shareholders. Tom and Doug told employees, media and financial analysts and investors the merger represents a great outcome for the employees, customers, communities and other stakeholders of both companies.



***Doug Parker** and Tom Horton share a laugh during a press conference to discuss the merger. A replay is available on newamericaarriving.com*

"What I'm happiest about…is what [this merger] means for the hard-working people of both companies. Employees from both companies have demonstrated their enthusiasm for this merger and played a significant role in facilitating the combination. We'll be able to offer good jobs and greater opportunities as a stronger airline. And together, we'll provide a path for improved compensation and benefits, more places for our people to fly to and a more secure future for all of our employees."

- Doug Parker



***Doug Parker** and Tom Horton greet members of the Allied Pilots Association and US Airways Pilots Association following the press conference.*

INSIDE

Fly the world: Interim reciprocal non-rev travel policy . pg 3
Divide, conquer and communicate. . . . . pg 3
Frequently Asked Questions . . . . pg 4
And now, the Lovely Legal Language . . . . pg 5

Send your questions to corporate.communications@usairways.com

Launch day arrives with success, cont.



Phoenix — Doug hosts US Airways employee Town Hall

Doug and other senior leaders answered questions about the merger at an employee Town Hall in PHX Thursday evening. Missed the meeting? An audio and video replay are now available on wings.

New York — Analysts gather for lunch

President **Scott Kirby**, CFO **Derek Kerr** and Managing Director, Investor Relations, **Dan Cravens**, along with American Airlines team members CFO Bella Goren, Chief Commercial Officer Virasb Vahidi, Chief Restructuring Officer Bev Goulet and Managing Director, Investor Relations, Greg Schwendinger gathered to talk about the historic announcement over lunch with airline analysts and investors. The financial community has reacted positively to news of a merger and it's clear they understand the rationale for a combination.

"To us, it feels like Christmas morning. Analysts and investors had close to a year to contemplate an LCC-AMR merger. We went to bed excited, tossed and turned, and woke before the alarm… LCC-AMR has spent the past year courting labor and the two airlines share similar IT infrastructure (notably, Sabre). Given that labor and IT are typically the most problematic areas of integration, we expect a reasonably smooth process from here."
– Jamie Baker, Analyst, JPMorgan (Feb. 14, 2013)

"American has built a very strong franchise to Latin America and Europe, and US Airways brings a lot to the table along the East Coast."
– Ray Neidl, Analyst, Maxim Group (Feb. 14, 2013)

"It should be positive for the employees and it should be positive for the communities that the airlines serve."
– Michael Boyd, President, The Boyd Group (Feb. 14, 2013)



Vice President, PHL Hub, Bob Ciminelli (second from left) was joined by American Vice President, Network Planning, Chuck Schubert (far left) and AA PHL Station Manager Jimmy Brooks (far right).



Vice President, CLT Hub, Terri Pope (third from left) was joined by American Vice President, Customer Care, Don Langford (center).

Send your questions to corporate.communications@usairways.com 2

Fly the world: Interim reciprocal non-rev travel policy

This week we shared details of an interim reciprocal travel program with American Airlines, effective March 1, for active employees of mainline US Airways, PSA and Piedmont, retirees, spouses, domestic partners, registered guests/companions and eligible pass travelers according to each carrier's existing travel programs. The interim travel agreement does not include reciprocal guest pass travel privileges.

Complete program details, FAQs and a list of unique cities can be found on Wings.

Did You Know?

American serves 130 cities not served by US Airways.
US Airways serves 62 cities not served by American.

Interim reciprocal non-rev travel policy overview

- Active employees, retirees, spouses or domestic partners and dependent children will have unlimited travel at deeply discounted zone-based fares on both carriers using electronic tickets.
- Parents and registered guests/companions will have limited travel at the same deeply discounted zone-based fares.
- Boarding will be done by time of check in after each respective carrier's own employees, but before OAL employees.
- The interim travel agreement is restricted to travel in the economy (coach) cabin.
- The dress code in economy (coach) cabin on both American and US Airways will continue to be casual.
- Travelers can enjoy a far expanded route network, stretching to all corners of North America, plus South America, Europe, Hawaii, the Caribbean and the Far East.

Divide, conquer and communicate

Senior leaders from American Airlines and US Airways took the news out on the road on Day 1, visiting with employees, media and other stakeholders in the hubs and operational centers of both companies to highlight the benefits of our two complementary networks.


Scott Kirby
Derek Kerr
Dan Cravens
Suzanne Boda
Bella Goren
Virasb Vahidi
Bev Goulet
Greg Schwendinger
Tim Ahern
New York
Kerry Hester
Franco Tedeschi
Chicago
Ed Bular
Pittsburgh
Bob Ciminelli
Chuck Schubert
Philadelphia
Washington, D.C.
Mike Minerva
Howard Kass
Will Ris
Andrew Nocella
Derek DeCross
Los Angeles
David Seymour
Bill Cavitt
Bill Collins
Tulsa
Doug Parker
Elise Eberwein
Tom Horton
Denise Lynn
Andy Backover
Rob Friedman
Phoenix
Robert Isom
Hector Adler
John McDonald
Jon Snook
Dallas-Ft. Worth
Charlotte
Terri Pope
Don Langford
Madeleine Gray
Art Torno
Miami
US Airways
American Airlines
Shared Routes

Send your questions to corporate.communications@usairways.com 3

Frequently Asked Merger Questions

Both airlines held employee events on Feb. 14, with members of senior leadership speaking to many frontline employees. The senior leadership team appreciated the questions and general sentiment of excitement about our future. There were many similar questions about timing, integration and changes to operations in the coming months. While it’s still too early to answer many of the questions at this point, we’ve addressed some of the top inquiries below. Above all, keep in mind that it remains business as usual as we move through this process. For the time being, nothing has changed – and we’ll be sure to keep you informed if or when it does.

Q. What is the general sentiment among employees of both and court approvals, we can file for a single operating certificate, airlines about the merger? which will take roughly 18 months from closing to obtain . A . Across the board, we have encountered tremendous excitement from the employees of both American Airlines and US Airways . Q. Will you be downsizing any hubs, reservation centers or Both companies consist of professional, talented people who are facilities? dedicated to getting customers get where they’re going safely, A . This is a merger premised on growth . Our synergies are comfortably and promptly. derived primarily from the revenue benefits of American Airlines’ and US Airways’ complementary networks . Importantly, Q. When will the headquarters migrate to DFW? What we expect to maintain all hubs and service to all our current operations will remain in PHX? destinations .

A. We plan to maintain a significant corporate and operational presence in PHX . PHX is an important part of our history and Q. What will happen to the American Airlines and we will maintain our commitment to this important community . US Airways branding and livery?

That said, we’ve only just announced this agreement, and the A . American Airlines is one of the most iconic brands in timing and specifics of these steps are still up in the air. We will the world, and we are excited to operate under that globally communicate the details of the move with all employees when the recognized brand name. More specific branding and livery time comes . decisions will be made in due course as we move forward in the integration-planning process .

Q. When will US Airways and American Airlines be working under a single operating certificate?

A . Until the transaction closes, we will continue to operate as two independent companies . Once the merger clears regulatory

And now, the Lovely Legal Language

Following is legal language, which we're required to print on each internal and external publication related to the merger. And no, there won't be a pop quiz.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "would," "continue," "seek," "target," "guidance," "outlook," "forecast" and other similar words. These forward-looking statements are based on AMR's and US Airways' current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Stay in the Know

We'll continue sending you updates to keep you informed. In the meantime, please visit:

- **Wings** (wings.usairways.com)
- **www.newAmericanarriving.com** – a website dedicated to the new American Airlines that features relevant employee info and will be regularly updated
- **Follow us** on Twitter at @USAirways and @USemployees, and on Facebook at US Airways
- **Questions**: corporate.communications@usairways.com

Permission to use quotes neither sought nor obtained.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation ("AMR") and US Airways Group, Inc. ("US Airways") will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways' website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR's website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Arrivals Feb. 20, 2013 ISSUE 1

Editor: Bill McGlashen, william.mcglashen@usairways.com

PAST ISSUES AVAILABLE ON WINGS

Send your questions to corporate.communications@usairways.com 5